Exhibit 99.2
                                                                  ------------

                      Given Imaging Ltd.
               And its Consolidated Subsidiaries

           Interim Consolidated Financial Statements
                      As of June 30, 2005
                          (Unaudited)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                   Index to Consolidated Financial Statements



                                                                        Page


Consolidated Balance Sheets                                                3

Consolidated Statements of Operations                                      5

Consolidated Statements of Changes in Shareholders' Equity                 6

Consolidated Statements of Cash Flows                                      7

Notes to the Consolidated Financial Statements                             8

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                         In thousands except share data

                                                                            June 30,        December 31,
                                                                              2005              2004
                                                                          -----------       ------------
                                                                          (Unaudited)         (Audited)
                                                                          -----------       ------------
 Assets

 Current assets
 Cash and cash equivalents                                                  $  81,910         $  80,861
 Accounts receivable:
   Trade (Net of provisions for doubtful debts of $211 and $115
    as of June 30, 2005 and December 31, 2004, respectively)                   11,447            12,261
   Other                                                                        1,353             1,271
 Inventories                                                                   15,336            13,794
 Prepaid expenses                                                               1,346               954
 Deferred taxes                                                                   892               737
 Advances to suppliers                                                            212               555
                                                                          -----------       -----------

 Total current assets                                                         112,496           110,433
                                                                          -----------       -----------

 Deposits                                                                         394               425

 Assets held for severance benefits                                             1,431             1,339

 Fixed assets, at cost, less accumulated depreciation                          13,094             9,862

 Other assets, at cost, less accumulated amortization                           2,094             2,165
                                                                           ----------       -----------





 Total assets                                                               $ 129,509         $  124,224
                                                                          ===========       ============

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                         In thousands except share data

                                                                    June 30,        December 31,
                                                                     2005              2004
                                                                 -------------    ---------------
                                                                  (Unaudited)        (Audited)
                                                                 -------------    ---------------
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease              $      11         $      11
Accounts payable:
  Trade                                                                 5,453             5,147
  Other                                                                 9,631             8,678
Deferred revenue                                                        2,306             3,610
                                                                 -------------    ---------------
Total current liabilities                                              17,401            17,446
                                                                 -------------    ---------------
Long-term liabilities
Deferred income                                                        13,485             9,340
Obligation under capital lease, net                                        41                48
Liability for employee severance benefits                               1,699             1,596
                                                                 -------------    ---------------
Total long-term liabilities                                            15,225            10,984
                                                                 -------------    ---------------

Total liabilities                                                      32,626            28,430
                                                                 -------------    ---------------

Minority interest                                                         627             1,177

Shareholders' equity
Share capital:
Ordinary Shares, NIS 0.05 par value each
 (90,000,000 shares authorized as of June 30, 2005
 and December 31, 2004
 27,822,411 and 27,621,386 shares issued
 and fully paid as of June 30, 2005 and
 December 31, 2004, respectively)                                         325               323
Additional paid-in capital                                            148,628           147,878
Capital reserve                                                         2,166             2,166
Unearned compensation                                                       -                (3)
Accumulated deficit                                                   (54,863)          (55,747)
                                                                 -------------    ---------------
Total shareholders' equity                                             96,256            94,617
                                                                 -------------    ---------------



Total liabilities and shareholders' equity                          $ 129,509         $ 124,224
                                                                 =============    ===============

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Operations
                  In thousands except share and per share data

                                                             Six-month period      Three-month period       Year ended
                                                              ended June 30,         ended June 30,         December 31,
                                                         ------------------------ ----------------------  --------------
                                                            2005         2004         2005         2004         2004
                                                        ------------ ------------  -----------  ----------  -----------
                                                        (Unaudited)  (Unaudited)   (Unaudited)  (Unaudited)   (Audited)
                                                        ------------ ------------  -----------  ----------  -----------
Revenues                                                   $ 42,535     $ 28,213     $ 20,526     $15,462     $ 65,020
Cost of revenues                                            (11,452)      (7,518)      (5,051)     (3,782)     (17,734)
                                                          ----------   ----------  -----------  ----------  -----------

Gross profit                                                 31,083       20,695       15,475      11,680       47,286
                                                          ----------   ----------  -----------  ----------  -----------

Operating expenses

Research and development, gross                              (4,018)      (3,337)      (2,115)     (1,716)      (7,363)
Royalty bearing participation                                   498          414          498         414        1,140
                                                          ----------   ----------  -----------  ----------  -----------
Research and development, net                                (3,520)      (2,923)      (1,617)     (1,302)      (6,223)

Sales and marketing expenses                                (22,449)     (14,883)     (11,637)     (7,864)     (33,652)
General and administrative expenses                          (4,474)      (2,966)      (2,435)     (1,758)      (6,916)
                                                          ----------   ----------  -----------  ----------  -----------
Total operating expenses                                    (30,443)     (20,772)     (15,689)    (10,924)     (46,791)
                                                          ----------   ----------  -----------  ----------  -----------

Operating profit (loss)                                         640          (77)        (214)        756          495
Financing income (expenses), net                               (364)         (63)        (415)       (124)         956
                                                          ----------   ----------  -----------  ----------  -----------

Profit (loss) before taxes on income                            276         (140)        (629)        632        1,451
Taxes on income                                                  58            -          (16)          -          690
                                                          ----------   ----------  -----------  ----------  -----------

Profit (loss) before minority share                             334         (140)        (645)        632        2,141

Minority share in losses of subsidiary                          550          476          281         289          747
                                                          ----------   ----------  -----------  ----------  -----------

Net profit (loss)                                            $  884       $  336      $  (364)    $   921      $ 2,888
                                                          ==========   ==========  ===========  ==========  ===========

Basic profit (loss) per Ordinary Share                       $  0.03      $  0.01     $ (0.01)    $  0.04      $  0.11
                                                          ==========   ==========  ===========  ==========  ===========

Diluted profit (loss) per Ordinary Share                     $  0.03      $  0.01     $ (0.01)    $  0.03      $  0.10
                                                          ==========   ==========  ===========  ==========  ===========
Weighted average number of Ordinary Shares
 outstanding used in basic profit (loss) per
 Ordinary Share calculation                               27,690,826   25,797,382  27,742,711   25,900,192  26,633,964
                                                          ==========   ==========  ===========  ==========  ===========

Weighted average number of Ordinary Shares
 outstanding used in diluted profit (loss) per
 Ordinary Share calculation                               29,957,063   28,643,349  27,742,711   28,700,078  29,353,448
                                                          ==========   ==========  ===========  ==========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
           Consolidated Statements of Changes in Shareholders' Equity
                         In thousands except share data

                                                                                    Additional
                                                                                      Paid-In     Capital
                                                              Ordinary Shares         Capital     reserve
                                                              ---------------      -----------   --------
                                                              Shares     Amount
                                                              ------     ------
Six months ended June 30, 2005  (Unaudited)

Balance as of December 31, 2004                              27,621,386   $  323     $147,878    $ 2,166


Changes during the period:
Exercise of stock options                                       201,025        2          750          -
Amortization of unearned compensation                                 -        -            -          -
Net profit                                                            -        -            -          -
                                                             ----------   ------     --------    -------
Balance as of June 30, 2005 (Unaudited)                      27,822,411   $  325     $148,628    $ 2,166
                                                             ==========   ======     ========    =======


Six months ended June 30, 2004  (Unaudited)

Balance as of December 31, 2003                              25,649,188   $  301     $100,996    $ 2,166


Changes during the period:
Ordinary shares issued                                        1,500,000       17       44,337          -
Exercise of stock options                                       208,150        2          945
Forfeiture of stock options                                           -        -          (11)         -
Allocation of non-employees' stock option                             -        -           62          -
Amortization of unearned compensation                                 -        -            -          -
Net profit                                                            -        -            -          -
                                                             ----------   ------     --------    -------
Balance as of June 30, 2004 (Unaudited)                      27,357,338   $  320     $146,329    $ 2,166
                                                             ==========   ======     ========    =======

Three months ended June 30, 2005 (Unaudited)

Balance as of March 31, 2005                                 27,665,011    $ 324     $148,243    $ 2,166


Changes during the period:
Exercise of stock options                                     157,400          1      $   385          -
Net loss                                                            -          -            -          -
                                                             ----------   ------     --------    -------
Balance as of June 30, 2005 (Unaudited)                      27,822,411   $  325     $148,628    $ 2,166
                                                             ==========   ======     ========    =======

Three months ended June 30, 2004  (Unaudited)

Balance as of March 31, 2004                                 25,750,538   $  302     $101,668    $ 2,166


Changes during the period:
Ordinary shares issued                                       1,500,000        17       44,337          -
Exercise of stock options                                      106,800         1          334          -
Forfeiture of stock options                                                               (10)         -
Amortization of unearned compensation                                -         -            -          -
Net profit                                                           -         -            -          -
                                                            ----------    ------     --------    -------
Balance as of June 30, 2004 (Unaudited)                     27,357,338    $  320     $146,329    $ 2,166
                                                            ==========    ======     ========    =======

Year ended December 31, 2004 (Audited)

Balance as of December 31, 2003                             25,649,188    $  301     $100,996    $ 2,166


Changes during the year:
Ordinary shares issued                                       1,500,000        17       44,250          -
Exercise of stock options                                      472,198         5        2,581          -
Forfeiture of stock options                                          -         -          (11)         -
Non-employees' stock option                                          -         -           62          -
Amortization of unearned compensation                                -         -            -          -
Net profit                                                           -         -            -          -
                                                            ----------    ------     --------    -------
Balance as of December 31, 2004 (Audited)                   27,621,386    $  323     $147,878    $ 2,166
                                                            ==========    ======     ========    =======

                                                              Unearned       Accumulated
                                                            Compensation       deficit          Total
                                                            -------------    ------------     ---------
Six months ended June 30, 2005  (Unaudited)

Balance as of December 31, 2004                                $    (3)      $   (55,747)    $ 94,617

Changes during the period:
Exercise of stock options                                            -                 -          752
Amortization of unearned compensation                                3                 -            3
Net profit                                                           -               884          884
                                                               --------      ------------    ---------
Balance as of June 30, 2005 (Unaudited)                        $     -       $   (54,863)    $ 96,256
                                                               ========      ============    =========

Six months ended June 30, 2004  (Unaudited)

Balance as of December 31, 2003                                $   (30)      $   (58,635)    $ 44,798

Changes during the period:
Ordinary shares issued                                               -                  -      44,354
Exercise of stock options                                                                         947
Forfeiture of stock options                                          3                  -          (8)
Allocation of non-employees' stock option                            -                  -          62
Amortization of unearned compensation                               15                  -          15
Net profit                                                           -                336         336
                                                               --------      ------------    ---------
Balance as of June 30, 2004 (Unaudited)                        $   (12)       $  (58,299)    $ 90,504
                                                               ========      ============    =========

Three months ended June 30, 2005 (Unaudited)

Balance as of March 31, 2005                                   $     -        $  (54,499)    $ 96,234

Changes during the period:
Exercise of stock options                                            -                 -          386
Net loss                                                             -              (364)        (364)
                                                               --------      ------------    ---------
Balance as of June 30, 2005 (Unaudited)                        $     -        $  (54,863)    $ 96,256
                                                               ========      ============    =========


Three months ended June 30, 2004  (Unaudited)

Balance as of March 31, 2004                                 $     (19)      $   (59,220)    $ 44,897

Changes during the period:
Ordinary shares issued                                               -                 -       44,354
Exercise of stock options                                            -                 -          335
Forfeiture of stock options                                          2                 -           (8)
Amortization of unearned compensation                                5                 -            5
Net profit                                                           -               921          921
                                                               --------      ------------    ---------
Balance as of June 30, 2004 (Unaudited)                      $     (12)       $  (58,299)    $ 90,504
                                                               ========      ============    =========

Year ended December 31, 2004 (Audited)

Balance as of December 31, 2003                              $     (30)       $  (58,635)    $ 44,798

Changes during the year:
Ordinary shares issued                                               -                 -       44,267
Exercise of stock options                                            -                 -        2,586
Forfeiture of stock options                                          3                 -           (8)
Non-employees' stock option                                          -                 -           62
Amortization of unearned compensation                               24                 -           24
Net profit                                                           -             2,888        2,888
                                                               --------      ------------    ---------
Balance as of December 31, 2004 (Audited)                     $     (3)       $  (55,747)    $ 94,617
                                                               ========      ============    =========


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Cash Flows
                                  In thousands

                                                                 Six-month period ended   Three-month period ended  Year ended
                                                                        June 30,                  June 30,          December 31,
                                                                 ----------------------------------------------------------------
                                                                    2005         2004        2005         2004         2004
                                                                 -----------  ----------- -----------  -----------  -------------
                                                                 (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)    (Audited)
                                                                 -----------  ----------- -----------  -----------  -------------
Cash flows from operating activities:
Net profit (loss)                                                  $    884     $   336      $  (364)    $   921      $ 2,888

Adjustments required to reconcile net profit (loss) to net cash used in operating activities:

Minority share in losses of subsidiary                                 (550)       (476)        (281)       (289)        (747)
Depreciation and amortization                                         1,906       1,553          953         779        3,147
Deferred taxes                                                         (155)          -          (37)          -         (737)
Employees' stock options compensation                                     3           7            -          (3)          16
Non-employees' stock options compensation                                 -          62            -           -           62
Other                                                                    38           -           15         (10)          48
Decrease (increase) in accounts receivable - trade                      814        (507)       1,319        (532)      (5,316)
Increase in accounts receivable                                         (82)       (755)         (50)       (515)        (804)
Decrease (increase) in prepaid expenses                                (392)        173         (244)        253          360
Decrease (increase) in advances to suppliers                            343        (577)          93        (215)        (508)
Increase in inventories                                              (1,583)     (1,121)      (1,242)     (1,028)      (5,648)
Increase in accounts payable                                          1,419       3,460        2,283       2,919        7,107
Increase (decrease) in deferred revenue                               2,841           5         (488)         81       12,000
                                                                    --------    --------     --------    --------     --------
Net cash provided by operating activities                           $ 5,486     $ 2,160      $ 1,957     $ 2,361      $11,868
                                                                    --------    --------     --------    --------     --------
Cash flows from investing activities:
Purchase of fixed assets and other assets                           $(5,026)    $(1,255)     $(2,158)    $  (898)     $(3,245)
Proceeds from sales of fixed assets                                        -         12             -          -           57
Deposits                                                                   3          5             -          8          (42)
                                                                    --------    --------     --------    --------     --------
Net cash used in investing activities                               $(5,023)    $(1,238)     $(2,158)    $  (890)     $(3,230)
                                                                    --------    --------     --------    --------     --------
Cash flows from financing activities:
Principal payments on capital lease obligation                      $    (6)    $   (30)     $    (3)    $   (12)     $   (37)
Proceeds from the issuance of Ordinary Shares                           752      45,301          474      44,689       46,853
                                                                    --------    --------     --------    --------     --------
Net cash provided by financing activities                           $   746     $45,271      $   471     $44,677      $46,816
                                                                    --------    --------     --------    --------     --------
Effect of exchange rate changes on cash                             $  (160)    $   (51)    $   (129)    $    21      $    40
                                                                    --------    --------     --------    --------     --------
Increase in cash and cash equivalents                               $ 1,049     $46,142      $   141     $46,169      $55,494
Cash and cash equivalents at beginning of period                    $80,861     $25,367      $81,769     $25,340      $25,367
                                                                    --------    --------     --------    --------     --------
Cash and cash equivalents at end of period                          $81,910     $71,509      $81,910     $71,509      $80,861
                                                                    ========    ========     ========    ========     ========

Supplementary cash flow information

Income taxes paid                                                   $    92     $    32      $    52     $    16      $   107
                                                                    ========    ========     ========    ========     ========


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Notes to the Consolidated Financial Statements
                         In thousands except share data


Note 1 - Organization and Basis of Presentation

         A.       Description of business

         Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company generated profit for the first time in the second quarter of 2004.

         The medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement for its products.

         B.       Basis of presentation

         The accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.


Note 2 - Recent Accounting Pronouncements

         In April 2005, the Securities and Exchange Commission issued a new rule, which defers the effective date of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). According to the new rule, registrants must adopt SFAS No. 123R as of the beginning of their first annual period beginning after June 15, 2005 and not as of beginning of their first interim period beginning after June 15, 2005. Accordingly, the effective date of the adoption of SFAS No.123R for the Company is deferred from July 1, 2005 to January 1, 2006.

         The Company currently expects to adopt SFAS 123R in the first quarter of 2006, using the modified prospective method, although it continues to review its alternatives for adoption under this new pronouncement. Based upon its projection of unvested stock options at the implementation date, the Company expects the adoption of SFAS 123R to result in the recognition of material additional compensation expense in 2006 and thereafter.


Note 3 - Provision for Sales Tax

         The financial statements contain a provision of $1.2 million, net of income tax, for potential bad debt, interest and penalties resulting from the failure of the Company's U.S. subsidiary to appropriately collect and remit sales tax on sales in the U.S. since the fourth quarter of 2001.

         Under most state laws and the terms of its customer agreements, the Company has a right to collect the tax from its customers and the Company already began contacting customers on this matter. This provision represents the Company's estimates regarding the amounts it may not be able to collect from its customers and remit to the different jurisdictions, and any interest and penalties the Company may have to pay these jurisdictions for failure to timely remit the sales tax.